EXHIBIT 16


               Schedule for Computation of Performance Quotations


     The average annual total return will be calculated using the following formula:

                               P ( 1 + T )n = ERV

where:       P  =  A hypothetical initial payment of $1,000
             T  =  Average annual total return
             n  =  Number of years

            ERV = Ending redeemable value of a hypothetical $1,000 payment at the end of the period.


     Each Fund's yield is computed by dividing its net investment income per share earned during a recent 30-day period by the product of the average daily number of shares outstanding and entitled to receive dividends during the period and the maximum offering price per share on the last day of the period. The results are compounded on a bond equivalent (semi-annual) basis and then they are annualized. Net investment income per share is equal to the Fund's dividends and interest earned during the period, reduced by accrued expenses for the period.

     The yield earned by the Fund will be calculated using the following formula:

                                         6
                  Yield = 2    [( a-b + 1)  + 1]
                                  ----
                                   cd

Where:
             a = dividends and interest  earned during the period.
             b = expense accrued for the period (after reductions).
             c = the  average  daily  number of shares  outstanding  during  the period that were entitled to receive dividends.
             d = the  maximum  offering  price  per share on the last day of the period.


     A Fund's yield or total return may be compared to the Consumer Price Index and various domestic or foreign securities indices. A Fund's yield or total return and comparisons with these indices may be used in advertisements and in information furnished to present or prospective shareholders.

     From time to time, evaluations of a Fund's performance made by independent sources may be used in advertisements and in information furnished to present or prospective shareholders. These may include rankings prepared by Lipper Analytical Services, Inc., an independent service which monitors the performance of mutual funds. The Lipper performance analysis reflects the reinvestment of dividends and capital gain distributions but does not take sales charges into consideration and is prepared without regard to tax consequences.